Condensed

Interim

Consolidated

Financial

Statements

THREE AND NINE MONTHS ended SEPTEMBER 30, 2025 and 2024

Exhibit 99.2

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited - expressed in thousands of Canadian dollars)

	Note	September 30, 2025	December 31, 2024
ASSETS

Current
Cash and cash equivalents		$108,216	$96,941
Marketable securities	5	44,797	949
Receivables		9,605	2,351
Other		987	698
		163,605	100,939

Prepaid expenses and deposits	4	20,424	5,083
Exploration and evaluation interests	5	17,076	18,662
Mineral property, plant and equipment	6	437,742	144,220
Other	7	8,356	5,487

Total assets		$647,203	$274,391

LIABILITIES

Current
Accounts payable and accrued liabilities	11	$63,899	$57,285
Current portion of lease liabilities	6	13,824	6,303
Flow-through share premium liability	4,8	—	5,708
Other		1,375	721
		79,098	70,017

Lease liabilities	6	47,902	7,230
Derivative liability	7	379,706	63,886
Provision for closure and reclamation		46,417	38,499
Deferred tax liability	10	3,462	—
Other		5,357	4,146

Total liabilities		561,942	183,778

SHAREHOLDERS’ EQUITY

Capital stock	8	763,972	670,126
Commitment to issue shares		—	250
Reserves		59,476	47,346
Deficit		(738,187)	(627,109)

Total shareholders’ equity		85,261	90,613

Total liabilities and shareholders’ equity		$647,203	$274,391

COMMITMENTS (NOTE 4)

CONTINGENCIES (NOTE 12)

SUBSEQUENT EVENTS (NOTE 8)

On behalf of the Board of Directors:

signed "Craig Parry"	signed "Suki Gill"
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Consolidated 2025 Financial Statements	2

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited - expressed in thousands of Canadian dollars, except share and per share amounts)

		For the three months ended		For the nine months ended
		September 30		September 30
	Note	2025	2024	2025	2024
General and administration expenses
Administrative compensation	11	2,132	1,576	5,594	4,073
Communications		733	465	1,766	1,285
Community relations		1,095	—	2,949	—
Depreciation	6	205	205	616	653
Office, insurance and general		757	957	2,745	2,770
Professional fees and consulting	11	1,079	1,053	3,127	4,131
Share-based payments	8,11	6,217	2,764	18,065	6,509
		12,218	7,020	34,862	19,421

Accretion of provision for closure and reclamation		146	51	435	150
Change in fair value of convertible debenture		—	—	—	3,153
Change in fair value of derivative liability	7	48,940	39,181	108,944	39,181
Exploration and evaluation	11	2,681	51,981	5,718	99,288
Flow-through share premium recovery	4	(1,495)	(11,712)	(12,911)	(12,427)
Foreign exchange loss (gain)		195	(412)	564	122
Gain on sale of exploration and evaluation interests	5	—	—	(3,216)	—
Interest and finance fee expense		640	576	2,176	981
Interest income		(472)	(1,441)	(1,707)	(3,113)
Loss (gain) on marketable securities		(26,767)	(357)	(28,767)	249
Other		711	—	1,518	285
Loss before income tax		36,797	84,887	107,616	147,290
Deferred tax	10	—	—	3,462	—
Loss and comprehensive loss for the period		$36,797	$84,887	$111,078	$147,290

Loss per share – basic and diluted		$(0.32)	$(0.80)	$(0.98)	$(1.53)

Weighted average number of common shares outstanding – basic and diluted		115,034,046	106,727,156	113,405,627	96,318,209

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Consolidated 2025 Financial Statements	3

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited - expressed in thousands of Canadian dollars, except shares)

						Total
	Capital Stock		Commitment to	Reserves		Shareholders’
	(Note 8)		Issue Shares	(Note 8)	Deficit	Equity
	Shares	Amount
Balance, December 31, 2023	90,296,093	$552,397	$750	$48,299	$(476,911)	$124,535
Private placements (Note 7)	15,440,679	122,750	—	—	—	122,750
Acquisition of exploration and evaluation interests	40,193	250	(250)	—	—	—
Exercise of options	302,290	2,064	—	(679)	—	1,385
Vesting of restricted share units	1,205,085	10,389	—	(10,389)	—	—
Tahltan Investment Rights	79,858	1,000	—	(1,000)	—	—
Share issue costs	—	(1,085)	—	—	—	(1,085)
Flow-through share premium	—	(20,000)	—	—	—	(20,000)
Share-based payments	—	—	—	10,107	—	10,107
Extinguishment of convertible debenture	—	—	—	(1,741)	1,741	—
Loss for the period	—	—	—	—	(147,290)	(147,290)
Balance September 30, 2024	107,364,198	667,765	500	44,597	(622,460)	90,402

Balance, December 31, 2024	107,623,077	$670,126	$250	$47,346	$(627,109)	$90,613
Bought deal offering	5,520,000	88,347	—	—	—	88,347
Acquisition of exploration and evaluation interests	17,229	250	(250)	—	—	—
Exercise of options	967,665	11,362	—	(3,736)	—	7,626
Vesting of restricted share units	583,860	4,332	—	(4,332)	—	—
Vesting of performance share units	385,004	2,326	—	(2,326)	—	—
Share issue costs	—	(5,568)	—	—	—	(5,568)
Flow-through share premium	—	(7,203)	—	—	—	(7,203)
Share-based payments	—	—	—	22,524	—	22,524
Loss for the period	—	—	—	—	(111,078)	(111,078)
Balance, September 30, 2025	115,096,835	$763,972	$—	$59,476	$(738,187)	$85,261

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Consolidated 2025 Financial Statements	4

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - expressed in thousands of Canadian dollars)

		For the three months ended		For the nine months ended
		September 30		September 30
	Note	2025	2024	2025	2024
OPERATING ACTIVITIES
Loss for the period		$(36,797)	$(84,887)	$(111,078)	$(147,290)
Items not affecting cash
Accretion of provision for closure and reclamation		146	51	435	150
Change in fair value of convertible debenture		—	—	—	3,153
Change in fair value of derivative liability	7	48,940	39,181	108,944	39,181
Deferred tax		—	—	3,462	—
Depreciation		272	2,731	982	5,143
Flow-through share premium recovery		(1,495)	(11,712)	(12,911)	(12,427)
Gain on sale of exploration and evaluation assets	5	—	—	(3,216)	—
Interest and finance fee expense		1,135	810	2,175	1,414
Loss (gain) on marketable securities		(26,767)	(357)	(28,767)	249
Share-based payments	8	6,481	3,920	18,812	9,719
Unrealized foreign exchange loss		198	(489)	402	30
Other		234	13	1,032	285
Changes in non-cash operating working capital
Receivables		(4,401)	(936)	(7,254)	713
Other		109	(568)	(432)	(798)
Accounts payable and accrued liabilities		(5,861)	11,280	(29,091)	14,352
Net cash used in operating activities		(17,806)	(40,963)	(56,505)	(86,126)

INVESTING ACTIVITIES
Purchase of marketable securities	5	(4,000)	—	(11,500)	—
Proceeds from sale of marketable securities		—	—	979	38
Construction prepayments and deposits paid		(7,430)	(1,184)	(18,998)	(8,691)
Exploration and evaluation asset expenditures		—	(3,712)	—	(5,789)
Additions to mineral property, plant and equipment	6	(92,024)	(47)	(185,436)	(2,106)
Settlement of other liabilities arising from mineral property acquisitions		—	—	(250)	(250)
Other		69	63	201	63
Net cash used in investing activities		(103,385)	(4,880)	(215,004)	(16,735)

FINANCING ACTIVITIES
Lease payments		(2,791)	(3,706)	(9,305)	(5,578)
Repayment of convertible debenture		—	—	—	(25,928)
Proceeds from Gold Stream	7	138,659	6,808	206,876	6,808
Finance fee		(447)	776	(1,113)	(367)
Proceeds from bought deal financing	8	—	—	88,347	—
Proceeds from private placements		—	—	—	122,750
Proceeds from option exercises	8	1,608	1,185	7,626	1,385
Share issue costs	8	18	(834)	(5,674)	(1,170)
Other		(2,542)	(1,226)	(4,010)	(1,285)
Net cash provided by financing activities		134,505	3,003	282,747	96,615

Effect of foreign exchange rates on cash and cash equivalents		450	439	37	(29)

Change in cash and cash equivalents during the period		13,764	(42,401)	11,275	(6,275)
Cash and cash equivalents, beginning of the period		94,452	127,261	96,941	91,135

Cash and cash equivalents, end of the period		$108,216	$84,860	$108,216	$84,860

Cash and cash equivalents are comprised of:
Cash				$107,742	$33,816
Cash equivalents				474	51,044
Cash and cash equivalents				$108,216	$84,860

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (NOTE 9)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Consolidated 2025 Financial Statements	5

1.	Nature of Operations

Skeena Resources Limited (“Skeena” or the “Company”) is incorporated under the laws of the province of British Columbia, Canada. The Company is a mining company in development stage focusing on the construction and development of the Eskay Creek project (“Eskay” or “Eskay Project”) in British Columbia. The Company’s corporate office is located at 2600 – 1133 Melville Street, Vancouver, British Columbia, V6E 4E5. The Company’s stock trades on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange under the ticker symbol “SKE”, and on the German stock exchanges under the ticker symbol “RXF”.

On June 24, 2024, the Company entered into binding agreements with Orion Resource Partners (“Orion”) with respect to a Project Financing Package for the development and construction of the Eskay Project. The Project Financing Package is comprised of private placements, a Gold Stream, and a Senior Secured Term Loan facility (Note 7).

As long as the Company meets the conditions precedent to the Senior Secured Term Loan, the Company anticipates that proceeds from the Project Financing Package will be sufficient to fund its capital requirements up to the commencement of commercial production at Eskay, which Management currently anticipates will be in 2027. Should the Company not be able to draw from this facility, or in the event this facility is insufficient to complete construction and commissioning of the mine, the Company will need to secure additional financing. In the longer term, the Company’s ability to continue as going concern is dependent upon successful execution of its business plan, including bringing the Eskay Creek project to profitable operation.

2.	Basis of Presentation

Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information and footnotes required for annual financial statements prepared using International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2024.

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited annual consolidated financial statements as at and for the year ended December 31, 2024.

The Board of Directors approved these condensed interim consolidated financial statements for issuance on November 12, 2025.

Basis of measurement

These condensed interim consolidated financial statements have been prepared on historical cost basis, except for certain financial instruments that are measured at fair value.

The condensed interim consolidated financial statements are presented in Canadian dollars, and tabular values are rounded to the nearest thousand.

Consolidated 2025 Financial Statements	6

2.	Basis of Presentation (continued)

Significant accounting estimates and judgments

The preparation of these condensed interim consolidated financial statements requires Management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the condensed interim consolidated financial statements and reported amounts of expenses during the reporting periods. Actual outcomes could differ from these estimates and judgments, which, by their nature, are uncertain. Significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the annual consolidated financial statements as at and for the year ended December 31, 2024.

3.	New Standards, Amendments and Interpretations

New standards and interpretations not yet adopted in 2025

IFRS 18: Presentation and Disclosure of Financial Statements

On April 9, 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”), to improve reporting of financial performance. IFRS 18 will replace IAS 1, Presentation of Financial Statements (“IAS 1”). IFRS 18 introduces specific structure for the income statement by requiring income and expenses to be presented into three defined categories of operating, investing, and financing, and by specifying certain defined totals and subtotals. Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation, which apply to the primary financial statements and notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income (loss) and how these items are classified.

The standard is applicable for annual reporting periods beginning on or after January 1, 2027, with retrospective application required. The Company is currently evaluating the impact of the adoption of the standard.

4.	Financial Instruments and Risk Management

The carrying values of the Company’s financial instruments are as follows:

In $000s	Category	September 30, 2025	December 31, 2024
Cash and cash equivalents	Amortized cost	$108,216	$96,941
Marketable securities	Fair value through profit or loss	$44,797	$949
Receivables	Amortized cost	$—	$45
Deposits	Amortized cost	$10,039	$5,083
Accounts payable	Amortized cost	$52,527	$49,259
Derivative liability	Fair value through profit or loss	$379,706	$63,886
Other liabilities	Amortized cost	$6,732	$4,867

For financial assets and financial liabilities at amortized cost, the fair value at initial recognition is determined in accordance with generally accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. The fair value of the Company’s cash and cash equivalents, receivables, deposits, accounts payable and other liabilities approximate their carrying amounts due to the short-term maturities of these instruments and/or the rate of interest being received or charged.

Consolidated 2025 Financial Statements	7

4.	Financial Instruments and Risk Management (continued)

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Valuation techniques using inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – Valuation techniques using inputs for the asset or liability that are not based on observable market data.

The carrying value of the Company’s marketable securities is based on the quoted market price of the shares in the publicly traded company to which the investment relates (Level 1).

The fair value of the derivative liability relates to the gold stream entered into with Orion (Note 7) and is based on the Company's forecast of the timing of receipt of the US$200,000,000 facility, the assumption that the US$100,000,000 cost over-run facility will not be utilized, the Company's forecasts of the Eskay Creek project completion date and gold production schedule, gold prices including their volatility, and the anticipated credit spreads of the Company and Orion (Level 3). The fair value of the Gold Stream derivative liability is calculated using a Monte-Carlo simulation as the value of the Gold Stream is linked to the gold price and the Company has an option to reduce the gold stream percentage. As of September 30, 2025 and December 31, 2024, the following assumptions were utilized:

	September 30, 2025	December 31, 2024
Gold spot price (USD per ounce)	$3,807	$2,611
Gold price implied volatility[1]	19.85%	15.17%
Credit spread of the Company	16.28%	16.42%
Credit spread of Orion[2]	N/A	0.53%

(1)	Estimate based on a Chicago Mercantile Exchange (CME) gold traded option with the closest maturity to the Gold Stream.
(2)	As it is a private investment entity, Orion’s credit spread is estimated based on the average option-adjusted spreads of selected constituents from the ICE BoA US Finance and Investment index with the term to maturity matching the future drawdown dates of the Gold Stream on each of the calculation dates. As of September 30, 2025, the US$200,000,000 facility has been fully drawn.

There were no changes to the levels of fair value hierarchy for financial instruments measured at fair value during the nine months ended September 30, 2025.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of an unexpected loss if a counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its cash and cash equivalents, receivables and deposits totaling $118,255,000 (December 31, 2024 – $102,069,000). The Company limits its exposure to credit risk by dealing with high credit quality counterparties. The Company's cash and cash equivalents are primarily held at large credit worthy Canadian financial institutions. The Company’s deposits are comprised primarily of construction deposits, collateral paid to the surety bond provider relating to reclamation security and security deposits on leased office premises, all of which are held by large and reputable vendors.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk consists of interest rate risk, currency risk and other price risk.

Consolidated 2025 Financial Statements	8

4.	Financial Instruments and Risk Management (continued)

Market risk (continued)

●	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk with respect to interest earned on cash and cash equivalents. Based on the balances of cash and cash equivalents at September 30, 2025, a 1% increase (decrease) in interest rates at September 30, 2025 would have decreased (increased) net loss before tax by $797,000. The Company does not have any debt with floating interest rates. Once draws are made on the Senior Secured Term Loan facility, the Company will be exposed to interest rate risk on loan obligations that bear interest at a floating rate.

The Company is also exposed to credit spread risk on the Gold Stream derivative liability, being the risk that the fair value of the financial instrument will fluctuate because of changes in the Company's credit spread. An increase of 100 basis points in credit spread at September 30, 2025 would have decreased net loss before tax by $12,867,000. Conversely, a decrease of 100 basis points would have increased net loss before tax by $13,457,000.

The Company does not use derivative instruments to reduce its exposure to interest rate risk.

●	Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The functional currency of the Company is the Canadian dollar. The carrying amounts of financial assets and liabilities denominated in currencies other than the Canadian dollar are subject to fluctuations in the underlying foreign currency exchange rates and gains and losses on such items are included as a component of net loss for the period. At September 30, 2025, the Company has US$65,259,000 of cash and cash equivalents, US$632,000 in accounts payable and US$272,835,000 in derivative liability. Once draws are made on the Senior Secured Term Loan facility, the Company will be exposed to foreign exchange risk with respect to foreign denominated loan obligations as the future cash repayments of the Company’s loan obligations, measured in Canadian dollars, being the Company’s functional currency, will fluctuate because of changes in the US dollar exchange rate. The Company is exposed to foreign exchange risk on the Gold Stream derivative liability. The Company does not currently use derivative instruments to reduce its exposure to foreign exchange risk. Based on balances of these instruments at September 30, 2025, a 1% increase (decrease) in foreign exchange rates at September 30, 2025 would have decreased (increased) net loss before tax by $2,898,000.

●	Other price risk

Other price risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because of changes in market prices, other than interest rate risk or currency risk. At September 30, 2025, the Company held investments in marketable securities which are measured at fair value. The fair values of investments in marketable securities are based on the closing share price of the securities at the reporting date. A 10% decrease in the share price of the Company’s marketable securities at September 30, 2025 would have resulted in a $4,480,000 decrease to the carrying value of the Company’s marketable securities and an increase of the same amount to the Company’s unrealized loss on marketable securities. The Company is also exposed to gold price risk on the Gold Stream derivative liability, being the risk that the fair value of future cash flows of the financial instrument will fluctuate because of changes in market gold prices. A 5% increase in the forward gold price curve at September 30, 2025 would have increased net loss before tax by $9,881,000. Conversely, a 5% decrease would have decreased net loss before tax by $10,039,000. The Company does not use derivative instruments to reduce its exposure to gold price risk.

Consolidated 2025 Financial Statements	9

4.	Financial Instruments and Risk Management (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient cash to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

The undiscounted financial liabilities and commitments as of September 30, 2025 will mature as follows:

	Less than			Greater than
In $000s	1 year		1-5 years	5 years	Total
Accounts payable	$52,527		$—	$—	$52,527
Reclamation and mine closure	72		419	82,714	83,205
Leases[1]	18,648		51,336	8,005	77,989
Other liabilities	2,013		5,576	—	7,589
Contractual commitments	221,564	[2]	—	—	221,564
Total	$294,824		$57,331	$90,719	$442,874

(1)	Including non-lease components such as common area maintenance and other costs.
(2)	Certain contractual commitments may contain cancellation clauses. However, the Company discloses its commitments based on management’s intent to fulfill the contracts.

Following receipt of proceeds from the Gold Stream, the Company’s gold production from the Eskay Project is subject to the terms of the Gold Stream.

The Company issued flow-through common shares during the year ended December 31, 2024 and nine months ended September 30, 2025 that required the Company to incur qualifying Canadian Development Expenses as defined in the Canadian Income Tax Act by December 31, 2025. As of September 30, 2025, the Company fully satisfied this commitment, resulting in flow-through share premium recovery of $12,911,000.

5.	Transactions with TDG Gold Corp.

In February 2025, the Company sold one of its exploration properties, the Sofia Property, to TDG Gold Corp. (“TDG”) for 8,000,000 common shares of TDG, resulting in a gain of $3,216,000. The Company also acquired 15,000,000 common shares of TDG for $7,500,000.

On July 14, 2025, the Company acquired 6,666,667 common shares of TDG for $4,000,000.

Consolidated 2025 Financial Statements	10

6.	Mineral Property, Plant and Equipment

In $000s	Mineral Property	Construction-In-Progress	Vehicles and Equipment	Camp	Right-of-Use Assets	Other	Total
Cost
Balance, December 31, 2023	$—	$—	$4,923	$21,047	$11,348	$2,692	$40,010
Additions	—	—	3,250	117	14,093	18	17,478
Transfer on purchase	—	—	2,492	—	(3,000)	—	(508)
Transfer from E&E assets on transition to development stage	57,063	46,942	—	—	—	—	104,005
Derecognition	—	—	—	—	(2,479)	—	(2,479)
Balance, December 31, 2024	$57,063	$46,942	$10,665	$21,164	$19,962	$2,710	$158,506
Additions	71,801	176,528	3,421	—	56,540	—	308,290
Write-down	—	—	(13)	—	—	—	(13)
Derecognition	—	—	—	—	(7,462)	—	(7,462)
Balance, September 30, 2025	$128,864	$223,470	$14,073	$21,164	$69,040	$2,710	$459,321
Accumulated depreciation
Balance, December 31, 2023	$—	$—	$1,363	$3,442	$2,196	$40	$7,041
Depreciation – G&A	—	—	—	—	666	193	859
Depreciation – E&E	—	—	759	1,173	6,675	—	8,607
Transfer on purchase	—	—	—	—	(508)	—	(508)
Derecognition	—	—	—	—	(1,713)	—	(1,713)
Balance, December 31, 2024	$—	$—	$2,122	$4,615	$7,316	$233	$14,286
Depreciation	—	—	1,770	1,053	8,992	145	11,960
Write-down	—	—	(11)	—	—	—	(11)
Derecognition	—	—	—	—	(4,656)	—	(4,656)
Balance, September 30, 2025	$—	$—	$3,881	$5,668	$11,652	$378	$21,579
Carrying value
Balance, December 31, 2024	$57,063	$46,942	$8,543	$16,549	$12,646	$2,477	$144,220
Balance, September 30, 2025	$128,864	$223,470	$10,192	$15,496	$57,388	$2,332	$437,742

The additions to mineral property during the nine months ended September 30, 2025 include the increase on estimate of closure and reclamation provision of $7,757,000, share-based payments of $1,823,000, and interest expense on lease and other liabilities of $1,911,000.

The additions to construction-in-progress during the nine months ended September 30, 2025 include share-based payments of $1,683,000 and interest expense on lease liabilities of $70,000.

Total depreciation recognized during the nine months ended September 30, 2025 of $11,960,000 includes $9,312,000 and $1,666,000 that were capitalized to mineral property and construction-in-progress, respectively, $616,000 in general and administration expense and $366,000 in exploration and evaluation expense.

During the nine months ended September 30, 2025, the Company entered into various vehicle and equipment leases and loan financing in connection with the development of Eskay Project, resulting in additions to right-of-use assets and vehicles and equipment of $56,540,000 and $3,421,000, respectively.

Consolidated 2025 Financial Statements	11

7.	Project Financing Package

On June 24, 2024, the Company entered into binding agreements with Orion with respect to a Project Financing Package for the development and construction of Eskay. The Project Financing Package is comprised of private placements of $122,750,000 that closed on June 24, 2024, a Gold Stream of US$200,000,000 with an optional deposit of up to US$100,000,000, and a Senior Secured Term Loan facility of US$350,000,000. The Senior Secured Term Loan facility will be available after the Gold Stream has been fully drawn, limited to one advance per quarter of US$87,500,000. The significant terms of the components of the Gold Stream are outlined below.

Gold Stream

●	Deposit: Total deposit of US$200,000,000 (the “Deposit”) in a series of five deposits on the following schedule:
o	US$5,000,000 at the inception of the Gold Stream (received $6,808,000 (US$5,000,000) on July 5, 2024);
o	US$45,000,000 between January 1, 2025 and June 30, 2025 (received $64,815,000 (US$45,000,000) on December 30, 2024);
o	US$50,000,000 between April 1, 2025 and October 31, 2025 (received $68,217,000 (US$50,000,000 on June 27, 2025);
o	US$50,000,000 between July 1, 2025 and January 31, 2026 (received $68,967,000 (US$50,000,000 on September 4, 2025); and
o	US$50,000,000 between September 1, 2025 and March 31, 2026 (received $69,692,000 (US$50,000,000 on September 29, 2025);
●	Area of interest: The area of interest for the Gold Stream is constrained to 500 meters around the existing Eskay mineral reserves and resources;
●	Deliveries: 10.55% of the payable gold production from Eskay (“Stream Percentage”) for the life of the mine, provided that the completion test (as defined in the agreement) is successfully achieved on or before September 30, 2027. If the completion test is not satisfied by September 30, 2027, Stream Percentage would increase to 10.70%, 10.85% and 11.00% if completion is achieved in the first, second or third calendar quarters following September 30, 2027, respectively, and to 11.40% for the remaining calendar quarters until satisfaction of the completion test;
●	Purchase price of each Eskay gold ounce sold and delivered: Until the Deposit has been reduced to $nil, the purchase price payable is (i) a cash payment of 10% of the gold market price on LBMA three days prior to delivery; and (ii) the difference between the gold market price and the cash payment received is credited to the Deposit. Once the Deposit has been reduced to $nil, the purchase price payable is a cash payment of 10% of the gold market price on LBMA three days prior to delivery;
●	Buy-down option: For a period of 12 months following the project completion date (as defined in the agreement), the Company may, at any time, reduce the Stream Percentage by 66.67% by repaying the proportional Deposit plus an imputed 18% internal rate of return (“IRR”);
●	Additional deposit: Following receipt of the full amount of the Deposit and the fourth advance of the Senior Secured Term Loan, the Company will have the option to draw an additional deposit amount of US$25,000,000 to US$100,000,000, with Stream Percentage to increase pro-rata to additional deposit drawn. The additional deposit will be subject to an availability fee equal to 1% per annum of any undrawn portion, payable quarterly, and a 2% fee payable at the time of payment of the additional deposit;
●	Term: 20 years (“Initial Term”), which will be extended for successive 10-year periods (“Additional Term”). If there have been no active mining operations on Eskay during the final 10 years of Initial Term or throughout such Additional Term, the gold stream agreement will terminate at the end of the Initial Term or such Additional Term;

Consolidated 2025 Financial Statements	12

7.	Project Financing Package (continued)

Gold Stream (continued)

●	Financial covenants:
o	Following a grace period after achieving the completion test and continuing until the Security Release Date[1], the Company shall maintain a debt service coverage ratio (as defined in the agreement) of no less than 1.25:1 for the six-month period ending on the last date of each quarter; and
o	Until the Security Release Date, following the full drawdown or cancellation of the commitments under the Senior Secured Term Loan and the additional deposit, the Company shall maintain at all times unrestricted cash and cash equivalents of at least $25,000,000;
●	Security: General security and share pledge agreements in favour of Orion from the Company.

The Gold Stream is accounted for as a derivative instrument measured at fair value through profit and loss. There was no initial fair value amount to record in the financial statements for the Gold Stream as at June 24, 2024 as it was determined that the terms of the contract at inception represented market rates. As there were no draws on the Gold Stream at June 30, 2024, no amounts related to the Gold Stream were recorded at that date.

Below is a reconciliation of the Gold Stream derivative liability for the nine months ended September 30, 2025:

In $000s
Balance, December 31, 2023	$—
Fair value of derivative liability at inception	—
Proceeds from Gold Stream (US$50,000)	71,623
Change in fair value of derivative liability	(7,737)
Balance, December 31, 2024	63,886
Proceeds from Gold Stream (US$150,000)	206,876
Change in fair value of derivative liability	108,944
Balance, September 30, 2025	$379,706

Availability fee

During the nine months ended September 30, 2025, the Company incurred an availability fee of $4,712,000, of which $3,661,000 relates to the Senior Secured Term Loan and is capitalized to Other non-current assets, and $1,051,000 relates to the Gold Stream additional deposit and is recognized as finance fee expense.

1   The Security Release Date is the later of: (a) Orion yielding an imputed 13% IRR on the Deposit; and (b) the earlier of the date on which (i) the Senior Secured Term Loan is repaid in full or (ii) Orion is no longer the lender under the Senior Secured Term Loan.

Consolidated 2025 Financial Statements	13

8.	Capital Stock and Reserves

Authorized – unlimited number of voting common shares without par value.

Private placements, bought deal offerings and other share issuances

On February 26, 2025, the Company closed a bought deal offering, whereby gross proceeds of $88,347,000 were raised by the issuance of 3,290,000 common shares at a price of $14.70 per common share and 2,230,000 flow-through shares at a price of $17.93 per flow-through share. In connection with the offering, the Company recognized a flow-through share premium liability of $7,203,000. As a result of the issuance of flow-through shares, the Company had commitments to incur qualifying development expenditures (Note 4). In connection with offering, the Company incurred $5,568,000 in transaction costs.

In April 2025, the Company paid $250,000 and issued 17,229 common shares in satisfaction of the final payment relating to the acquisition of three properties in the Golden Triangle area from Coast Copper Corp. on October 18, 2022.

On October 8, 2025, the Company closed a bought deal offering, whereby gross proceeds of $143,796,000 were raised by the issuance of 5,991,500 common shares at a price of $24.00 per common share.

Share-based payments

Stock options

The stock options expire up to 5 years from the grant date. The Company determines the fair value of the stock options granted using the Black-Scholes option pricing model.

Restricted share units and performance share units

Upon each vesting date, participants will receive, at the sole discretion of the Board of Directors: (a) common shares equal to the number of restricted share units (“RSUs”) or performance share units (“PSUs”) that vested; (b) cash payment equal to the 5-day volume weighted average trading price of common shares; or (c) a combination of (a) and (b). For RSUs classified as equity settled share-based payments, the Company determines the fair value of the RSUs granted using the Company’s share price on grant date. For PSUs granted during the period, the fair values were determined using the Company’s share price on grant date.

Deferred share units

The deferred share units (“DSUs”) are granted to independent members of the Board of Directors. The DSUs vest immediately and have all of the rights and restrictions that are applicable to RSUs, except that the DSUs may not be redeemed until the participant has ceased to hold all offices, employment and directorships with the Company. For DSUs classified as equity settled share-based payments, the Company determines the fair value of the DSUs granted using the Company’s share price on grant date.

Consolidated 2025 Financial Statements	14

8.	Capital Stock and Reserves (continued)

Share-based payments (continued)

Stock option, RSU, PSU and DSU transactions are summarized as follows:

	Stock Options		RSUs	PSUs	DSUs
		Weighted
		Average
	Number	Exercise Price	Number	Number	Number
Outstanding, December 31, 2023	4,899,918	$10.34	1,845,339	770,000	86,257
Granted	3,175,093	$7.24	533,852	147,000	163,980
Exercised	(539,947)	$5.34	(1,205,085)	—	—
Cancelled	(516,294)	$10.91	(162,982)	(15,400)	—
Outstanding, December 31, 2024	7,018,770	$9.28	1,011,124	901,600	250,237
Granted	964,325	$14.76	364,100	1,200,000	59,778
Exercised	(967,665)	$7.89	(583,860)	(385,004)	—
Cancelled	(210,901)	$8.65	(75,693)	(5,200)	—
Outstanding, September 30, 2025	6,804,529	$10.28	715,671	1,711,396	310,015
Exercisable, September 30, 2025	3,148,196	$11.42	—	—	—

During the nine months ended September 30, 2025, the Company granted 927,325 stock options and 37,000 stock options with an exercise price of $14.65 and $17.59 per common share, respectively, 364,100 RSUs, 1,200,000 PSUs and 42,888 DSUs to various directors, officers, employees and consultants of the Company, vesting upon achievement of certain construction milestones, or over various periods up to 3 years from the date of grant. The stock options have a term of 5 years, with each option allowing the holder to purchase one common share of the Company. The Company also granted 16,890 DSUs to various directors in settlement of accrued directors’ fees.

In October 2025, the Company granted 90,000 options, 7,500 RSUs. The stock options and RSUs vest over a 36-month period, with one third of the stock options and RSUs vesting on each anniversary of the grant. The stock options have a term of 5 years, with each option allowing the holder to purchase one common share of the Company at a price of $25.57 per common share. The Company also granted 4,460 DSUs to various directors in settlement of directors’ fees.

The weighted average share price at the date of exercise of the stock options was $17.42 during the nine months ended September 30, 2025 (2024 – $8.95).

As at September 30, 2025, stock options, RSUs, and PSUs outstanding and exercisable were as follows:

			Weighted Average
	Exercise Price		Remaining Life
	($/Share)	Outstanding	(Years)	Exercisable
Stock options	1.00 - 5.00	4,587	1.01	4,587
	5.01 - 10.00	3,251,806	3.54	595,298
	10.01 - 15.00	3,548,136	1.69	2,548,311
		6,804,529	2.57	3,148,196

RSUs		715,671	0.76	—

PSUs		1,711,396	0.75	—

Consolidated 2025 Financial Statements	15

8.	Capital Stock and Reserves (continued)

Share-based payments (continued)

Share-based payments during the three and nine months ended September 30, 2025 and 2024 consist of:

	For the three months ended		For the nine months ended
	September 30		September 30
In $000s	2025	2024	2025	2024
Stock options	$2,399	$536	$6,831	$2,433
RSUs	1,224	1,944	2,847	4,563
PSUs	3,996	1,440	11,997	2,123
DSUs	88	—	643	600
	$7,707	$3,920	$22,318	$9,719

Recorded in mineral property, plant and equipment	$1,226	$—	$3,506	$—
Recorded in exploration and evaluation expense	264	1,156	747	3,210
Recorded in general and administrative expense	6,217	2,764	18,065	6,509
	$7,707	$3,920	$22,318	$9,719

The weighted average fair value per unit of the Company's stock options and share units granted during the nine months ended September 30, 2025 and 2024 were as follows:

	2025	2024
Stock options	$6.09	$2.96
RSUs	$14.65	$6.34
PSUs	$16.45	$7.88
DSUs	$15.24	$6.03

The weighted average inputs used to determine the fair value of the Company’s stock options were as follows:

	2025	2024
Expected life (years)	3.5	3.5
Annualized volatility	55.40%	53.17%
Dividend rate	0.00%	0.00%
Risk-free interest rate	2.61%	3.45%

Consolidated 2025 Financial Statements	16

9.	Supplemental Disclosure with Respect to Cash Flows

Non-cash transactions during the three and nine months ended September 30, 2025 and 2024 that were not presented elsewhere in the consolidated financial statements are as follows:

	For the three months ended		For the nine months ended
	September 30		September 30
In 000's	2025	2024	2025	2024
Additions to mineral property, plant and equipment in accounts payable and accrued liabilities	$12,738	$(54)	$51,637	$—
Additions to exploration and evaluation assets in accounts payable and accrued liabilities	$—	$(893)	$—	$1,077
Other assets in accounts payable and accrued liabilities	$21	$1,626	$1,238	$1,626
Construction prepayments and deposits reclassified to mineral property, plant and equipment	$4,135	$100	$4,339	$869
Construction prepayments and deposits reclassified to exploration and evaluation interests	$—	$786	$—	$5,993
Depreciation capitalized in exploration and evaluation interests	$—	$555	$—	$1,228
Settlement of accrued directors' fees through issuance of DSUs	$108	$61	$205	$388

During the three and nine months ended September 30, 2025 and 2024, the Company did not make any payments towards interest on long-term debt or income taxes.

10.	Income Taxes

As a result of a reorganization, the Company recorded a deferred tax liability of $3,462,000, representing the tax effects of temporary differences between the amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes. Offsetting deferred tax assets were also credited as part of reorganization but do not yet satisfy the criteria for recognition.

11.	Related Party Transactions

Key management compensation

Key management personnel at the Company are the directors and officers of the Company. The remuneration of key management personnel during the three and nine months ended September 30, 2025 and 2024 are as follows:

	For the three months ended		For the nine months ended
	September 30		September 30
In $000s	2025	2024	2025	2024
Director remuneration	$130	$96	$360	$287
Officer & key management remuneration[1]	$1,055	$928	$3,160	$2,680
Share-based payments	$4,913	$2,446	$14,870	$7,049

(1)	Remuneration consists exclusively of salaries and bonuses for officers and key management. These costs are components of administrative compensation, consulting and exploration and evaluation expense categories in the consolidated statement of loss and comprehensive loss.

Consolidated 2025 Financial Statements	17

11.	Related Party Transactions (continued)

Key management compensation (continued)

Share-based payment expenses to related parties recorded in exploration and evaluation expense and general and administrative expense during the three and nine months ended September 30, 2025 and 2024 are as follows:

	For the three months ended		For the nine months ended
	September 30		September 30
In $000s	2025	2024	2025	2024
Exploration and evaluation expense	$—	$222	$—	$735
General and administrative expense	$4,913	$2,224	$14,870	$6,314

Accounts payable and accrued liabilities

Included in accounts payable and accrued liabilities at September 30, 2025 is $1,658,000 (December 31, 2024 – $2,106,000) which is owed to key management personnel in relation to key management compensation noted above.

12.	Contingencies

Due to the nature of Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues such items as liabilities when the amount can be reasonably estimated, and settlement of the matter is probable to require an outflow of future economic benefits from the Company.

In 2022, the Chief Gold Commissioner and Supreme Court of British Columbia asserted, in error, that the Company did not own the mineral rights to materials previously deposited in the Albino Lake Storage Facility by previous operators. In July 2024, the British Columbia Court of Appeal overturned the decision of the Chief Gold Commissioner and Supreme Court of British Columbia, and referred the matter back to the Chief Gold Commissioner for rehearing and reconsideration. The counterparty in the matter sought leave to appeal to the Supreme Court of Canada but their application was dismissed. This allows the Company to complete the rehearing before the new Gold Commissioner. As the materials contained in the Albino Lake Storage Facility were not included in the Company’s Eskay Creek Prefeasibility Study (2021), Feasibility Study (2022) nor in the updated Feasibility Study (2023), the outcome of this matter is not expected to have any effect on the carrying value of Eskay.

Consolidated 2025 Financial Statements	18